UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                    FORM 6-K


                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 or 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934


                               For APRIL 10, 2007



                                   BUNZL PLC
             (Exact name of Registrant as specified in its charter)


                                    ENGLAND
                (Jurisdiction of incorporation or organisation)

                        110 Park Street, London W1K 6NX
                    (Address of principal executive offices)



(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F..X..   Form 40-F.....

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.)

                               Yes .....   No ..X..

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): )


                                 NOT APPLICABLE



                                     INDEX

Description

1.  Press release dated April 10, 2007  -  Annual Information Update




Annual Information Update


In accordance with the requirements of Prospectus Rule 5.2, Bunzl plc submits its annual information update, which refers to information that has been published or made available to the public between 11 April 2006 and 10 April 2007.


The information referred to in this announcement was up to date at the time the information was published and some information may now be out of date.

Date of        Description of information (1) Where information was published
publication/                                  (2)
filing

11 April 2006  Annual Information Update      London/New York Stock Exchanges/US
                                              Securities and Exchange Commission

20 April 2006  Form 88(2)                     UK Companies House

28 April 2006  Form 20-F for the fiscal year  US Securities and Exchange
               ended 31 December 2005         Commission

28 April 2006  Form 20-F for the fiscal year  London/New York Stock Exchanges/US
               ended 31 December 2005         Securities and Exchange Commission

02 May 2006    Blocklisting - Six Monthly     London/New York Stock Exchanges/US
               Return                         Securities and Exchange Commission

02 May 2006    Director/PDMR Shareholding     London/New York Stock Exchanges/US
               Announcement                   Securities and Exchange Commission

02 May 2006    Director/PDMR Shareholding     London/New York Stock Exchanges/US
               Announcement                   Securities and Exchange Commission

04 May 2006    Additional Listing             London/New York Stock Exchanges/US
               Announcement                   Securities and Exchange Commission

05 May 2006    Director/PDMR Shareholding     London/New York Stock Exchanges/US
               Announcement                   Securities and Exchange Commission

05 May 2006    Additional Listing             London/New York Stock Exchanges/US
               Announcement                   Securities and Exchange Commission

08 May 2006    Holding(s) in Company          London/New York Stock Exchanges/US
               Announcement                   Securities and Exchange Commission

10 May 2006    Form 88(2)                     UK Companies House


17 May 2006    AGM Statement                  London/New York Stock Exchanges/US
                                              Securities and Exchange Commission

17 May 2006    Result of AGM Announcement     London/New York Stock Exchanges/US
                                              Securities and Exchange Commission

18 May 2006    Holding(s) in Company          London/New York Stock Exchanges/US
               Announcement                   Securities and Exchange Commission

19 May 2006    Holding(s) in Company          London/New York Stock Exchanges/US
               Announcement                   Securities and Exchange Commission

23 May 2006    Director/PDMR Shareholding     London/New York Stock Exchanges/US
               Announcement                   Securities and Exchange Commission

26 May 2006    Holding(s) in Company          London/New York Stock Exchanges/US
               Announcement                   Securities and Exchange Commission

26 May 2006    Annual Report & Accounts for   UK Companies House
               the year ended 31 December
               2005

30 May 2006    Special Resolutions passed at  UK Companies House
               AGM

31 May 2006    Holding(s) in Company          London/New York Stock Exchanges/US
               Announcement                   Securities and Exchange Commission

14 June 2006   Form 88(2)                     UK Companies House

27 June 2006   Pre Close Statement            London/New York Stock Exchanges/US
               Announcement                   Securities and Exchange Commission

04 July 2006   Director/PDMR Shareholding     London/New York Stock Exchanges/US
               Announcement                   Securities and Exchange Commission

05 July 2006   Acquisition Announcement       London/New York Stock Exchanges/US
                                              Securities and Exchange Commission

10 July 2006   Form 363a                      UK Companies House

10 July 2006   Form 88(2)                     UK Companies House

17 July 2006   Director/PDMR Shareholding     London/New York Stock Exchanges/US
               Announcement                   Securities and Exchange Commission

17 July 2006   Holding(s) in Company          London/New York Stock Exchanges/US
               Announcement                   Securities and Exchange Commission

16 August 2006 Form 88(2)                     UK Companies House

23 August 2006 Form 288(c)                    UK Companies House

29 August 2006 2006 Interim Results and       London/New York Stock Exchanges/US
               Acquisitions Announcement      Securities and Exchange Commission

29 August 2006 Transaction in Own Shares      London/New York Stock Exchanges/US
                                              Securities and Exchange Commission

31 August 2006 Transaction in Own Shares      London/New York Stock Exchanges/US
                                              Securities and Exchange Commission

01 September   Director/PDMR Shareholding     London/New York Stock Exchanges/US
2006           Announcement                   Securities and Exchange Commission

01 September   2006 Interim Report            London/New York Stock Exchanges/US
2006           Availability Announcement      Securities and Exchange Commission

08 September   Director/PDMR Shareholding     London/New York Stock Exchanges/US
2006           Announcement                   Securities and Exchange Commission

11 September   Transaction in Own Shares      London/New York Stock Exchanges/US
2006                                          Securities and Exchange Commission

11 September   Form 88(2)                     UK Companies House
2006

12 September   Transaction in Own Shares      London/New York Stock Exchanges/US
2006                                          Securities and Exchange Commission

13 September   Transaction in Own Shares      London/New York Stock Exchanges/US
2006                                          Securities and Exchange Commission

14 September   Director/PDMR Shareholding     London/New York Stock Exchanges/US
2006           Announcement                   Securities and Exchange Commission

14 September   Transaction in Own Shares      London/New York Stock Exchanges/US
2006                                          Securities and Exchange Commission

15 September   Transaction in Own Shares      London/New York Stock Exchanges/US
2006                                          Securities and Exchange Commission

20 September   Director/PDMR Shareholding     London/New York Stock Exchanges/US
2006           Announcement                   Securities and Exchange Commission

22 September   Transaction in Own Shares      London/New York Stock Exchanges/US
2006                                          Securities and Exchange Commission

25 September   Transaction in Own Shares      London/New York Stock Exchanges/US
2006                                          Securities and Exchange Commission

27 September   Transaction in Own Shares      London/New York Stock Exchanges/US
2006                                          Securities and Exchange Commission

29 September   Transaction in Own Shares      London/New York Stock Exchanges/US
2006                                          Securities and Exchange Commission

04 October     Director/PDMR Shareholding     London/New York Stock Exchanges/US
2006           Announcement                   Securities and Exchange Commission

04 October     Acquisition Announcement       London/New York Stock Exchanges/US
2006                                          Securities and Exchange Commission

05 October     Director/PDMR Shareholding     London/New York Stock Exchanges/US
2006           Announcement                   Securities and Exchange Commission

05 October     Form 88(2)                     UK Companies House
2006

06 October     Director/PDMR Shareholding     London/New York Stock Exchanges/US
2006           Announcement                   Securities and Exchange Commission

09 October     Director/PDMR Shareholding     London/New York Stock Exchanges/US
2006           Announcement                   Securities and Exchange Commission

11 October     Form 88(2)                     UK Companies House
2006

11 October     Form 169(1B)                   UK Companies House
2006

11 October     Transaction in Own Shares      London/New York Stock Exchanges/US
2006                                          Securities and Exchange Commission

13 October     Holding(s) in Company          London/New York Stock Exchanges/US
2006           Announcement                   Securities and Exchange Commission

17 October     Transaction in Own Shares      London/New York Stock Exchanges/US
2006                                          Securities and Exchange Commission

18 October     Transaction in Own Shares      London/New York Stock Exchanges/US
2006                                          Securities and Exchange Commission

19 October     Transaction in Own Shares      London/New York Stock Exchanges/US
2006                                          Securities and Exchange Commission

20 October     Transaction in Own Shares      London/New York Stock Exchanges/US
2006                                          Securities and Exchange Commission

23 October     Transaction in Own Shares      London/New York Stock Exchanges/US
2006                                          Securities and Exchange Commission

24 October     Transaction in Own Shares      London/New York Stock Exchanges/US
2006                                          Securities and Exchange Commission

26 October     Holding(s) in Company          London/New York Stock Exchanges/US
2006           Announcement                   Securities and Exchange Commission

27 October     Transaction in Own Shares      London/New York Stock Exchanges/US
2006                                          Securities and Exchange Commission

30 October     Holding(s) in Company          London/New York Stock Exchanges/US
2006           Announcement                   Securities and Exchange Commission

30 October     Transaction in Own Shares      London/New York Stock Exchanges/US
2006                                          Securities and Exchange Commission

31 October     Transaction in Own Shares      London/New York Stock Exchanges/US
2006                                          Securities and Exchange Commission

02 November    Transaction in Own Shares      London/New York Stock Exchanges/US
2006                                          Securities and Exchange Commission

02 November    Transaction in Own Shares      London/New York Stock Exchanges/US
2006                                          Securities and Exchange Commission

03 November    Transaction in Own Shares      London/New York Stock Exchanges/US
2006                                          Securities and Exchange Commission

07 November    Additional Listing             London/New York Stock Exchanges/US
2006           Announcement                   Securities and Exchange Commission

09 November 06 Form 169(1B)                   UK Companies House

10 November    Blocklisting - Six Monthly     London/New York Stock Exchanges/US
2006           Return                         Securities and Exchange Commission

13 November    Additional Listing             London/New York Stock Exchanges/US
2006           Announcement                   Securities and Exchange Commission

13 November    Holding(s) in Company          London/New York Stock Exchanges/US
2006           Announcement                   Securities and Exchange Commission

16 November    Director/PDMR Shareholding     London/New York Stock Exchanges/US
2006           Announcement                   Securities and Exchange Commission

17 November    Form 169(1B)                   UK Companies House
2006

17 November    Transaction in Own Shares      London/New York Stock Exchanges/US
2006                                          Securities and Exchange Commission

20 November    Transaction in Own Shares      London/New York Stock Exchanges/US
2006                                          Securities and Exchange Commission

22 November    Transaction in Own Shares      London/New York Stock Exchanges/US
2006                                          Securities and Exchange Commission

27 November    Transaction in Own Shares      London/New York Stock Exchanges/US
2006                                          Securities and Exchange Commission

28 November    Transaction in Own Shares      London/New York Stock Exchanges/US
2006                                          Securities and Exchange Commission

30 November    Holding(s) in Company          London/New York Stock Exchanges/US
2006           Announcement                   Securities and Exchange Commission

05 December    Holding(s) in Company          London/New York Stock Exchanges/US
2006           Announcement                   Securities and Exchange Commission

07 December    Director Declaration           London/New York Stock Exchanges/US
2006                                          Securities and Exchange Commission

10 December    Form 88(2)                     UK Companies House
2006

13 December    Pre Close Statement and        London/New York Stock Exchanges/US
2006           Acquisition Announcement       Securities and Exchange Commission

18 December    Total Voting Rights            London/New York Stock Exchanges/US
2006                                          Securities and Exchange Commission

04 January     Director/PDMR Shareholding     London/New York Stock Exchanges/US
2007           Announcement                   Securities and Exchange Commission

09 January     Form 88(2)                     UK Companies House
2007

10 January     Holding(s) in Company          London/New York Stock Exchanges/US
2007           Announcement                   Securities and Exchange Commission

12 January     Holding(s) in Company          London/New York Stock Exchanges/US
2007           Announcement                   Securities and Exchange Commission

12 January     Form 88(2)                     UK Companies House
2007

16 January     Form 169(1B)                   UK Companies House
2007

19 January     Total Voting Rights            London/New York Stock Exchanges/US
2007                                          Securities and Exchange Commission

23 January     Holding(s) in Company          London/New York Stock Exchanges/US
2007           Announcement                   Securities and Exchange Commission

30 January     Holding(s) in Company          London/New York Stock Exchanges/US
2007           Announcement                   Securities and Exchange Commission

30 January     Acquisitions Announcement      London/New York Stock Exchanges/US
2007                                          Securities and Exchange Commission

14 February    Holding(s) in Company          London/New York Stock Exchanges/US
2007           Announcement                   Securities and Exchange Commission

15 February    Form 88(2)                     UK Companies House
2007

19 February    Holding(s) in Company          London/New York Stock Exchanges/US
2007           Announcement                   Securities and Exchange Commission

21 February    Director/PDMR Shareholding     London/New York Stock Exchanges/US
2007           Announcement                   Securities and Exchange Commission

26 February    2006 Final Results             London/New York Stock Exchanges/US
2007           Announcement                   Securities and Exchange Commission

01 March 2007  Total Voting Rights            London/New York Stock Exchanges/US
                                              Securities and Exchange Commission

01 March 2007  Acquisition Announcement       London/New York Stock Exchanges/US
                                              Securities and Exchange Commission

01 March 2007  Director/PDMR Shareholding     London/New York Stock Exchanges/US
               Announcement                   Securities and Exchange Commission

02 March 2007  Director/PDMR Shareholding     London/New York Stock Exchanges/US
               Announcement                   Securities and Exchange Commission

07 March 2007  Director/PDMR Shareholding     London/New York Stock Exchanges/US
               Announcement                   Securities and Exchange Commission

12 March 2007  Form 88(2)                     UK Companies House

12 March 2007  Director/PDMR Shareholding     London/New York Stock Exchanges/US
               Announcement                   Securities and Exchange Commission

20 March 2007  Holding(s) in Company          London/New York Stock Exchanges/US
               Announcement                   Securities and Exchange Commission

22 March 2007  Additional Listing             London/New York Stock Exchanges/US
               Announcement                   Securities and Exchange Commission

26 March 2007  Additional Listing             London/New York Stock Exchanges/US
               Announcement                   Securities and Exchange Commission

26 March 2007  Director/PDMR Shareholding     London/New York Stock Exchanges/US
               Announcement                   Securities and Exchange Commission

27 March 2007  Additional Listing             London/New York Stock Exchanges/US
               Announcement                   Securities and Exchange Commission

30 March 2007  2006 Annual Report and         London/New York Stock Exchanges/US
               Accounts Availability          Securities and Exchange Commission
               Announcement

02 April 2007  Total Voting Rights            London/New York Stock Exchanges/US
                                              Securities and Exchange Commission

02 April 2007  Director/PDMR Shareholding     London/New York Stock Exchanges/US
               Announcement                   Securities and Exchange Commission

02 April 2007  Director/PDMR Shareholding     London/New York Stock Exchanges/US
               Announcement                   Securities and Exchange Commission

02 April 2007  Director/PDMR Shareholding     London/New York Stock Exchanges/US
               Announcement                   Securities and Exchange Commission

5 April 2007   Holding(s) in Company          London/New York Stock Exchanges/US
               Announcement                   Securities and Exchange Commission

10 April 2007  Director/PDMR Shareholding     London/New York Stock Exchanges/US
               Announcement                   Securities and Exchange Commission

Note 1
------

a.         Companies House forms - Descriptions of documents:

            Form 88(2) - Return of Allotments of Shares
            Form 288c - Change of Details of a Director/Secretary
            Form 363a - Annual Return
            Form 169 (1B) - Return re purchase of own shares for Treasury

b.         SEC - Descriptions of documents:

Form 20-F - Annual and transition report of foreign private issuers pursuant to sections 13 or 15(d) of the Securities Exchange Act of 1934

Note 2
------

Copies of all of the regulatory announcements can be found on the relevant website addresses:

www.companieshouse.gov.uk
www.londonstockexchange.com
www.sec.gov

For further information, please contact:

Paul N Hussey
Company Secretary & Group Legal Adviser

020 7495 4950


                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                              BUNZL PLC


Date:  April 10, 2007                         By:__/s/ Michael Roney__

                                              Title:   Chief Executive Officer